15026576

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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|---|---|
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
RECEIVED
MAY 26 2015
WASH. D.C.
189

| SEC FILE NUMBER |
|---|
| 8-34781 |

34781

## FACING PAGE

**Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING April 1, 2014 (MM/DD/YY) AND ENDING March 31, 2015 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ridgewood Securities Corporation

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 Philips Parkway
(No. and street)

| Montvale | NJ | 07645 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey H. Strasberg — 201-447-9000 (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

| 60 Broad Street | New York | NY | 10004 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

ty 5/28

## RIDGEWOOD SECURITIES CORPORATION

### TABLE OF CONTENTS

**This report contains (check all applicable boxes):**

**AFFIRMATION**

I, Robert E. Swanson, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Ridgewood Securities Corporation (the "Company"), as of and for the year ended March 31, 2015, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature] Date: 5/21/15

Robert E. Swanson
President and Chief Executive Officer

Subscribed and sworn to before me
on this 21 day of May, 2015

[signature]
Notary Public

JEANNE THOMPSON
A Notary Public of New Jersey
My Commission Expires May 3, 2017

Grant Thornton

Grant Thornton LLP
757 Third Avenue, 9th Floor
New York, NY 10017
T 212.422.1000
F 212.422.0144
www.GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Shareholder of
**Ridgewood Securities Corporation**

We have audited the accompanying financial statements of Ridgewood Securities Corporation (the "Company"), which comprise the statement of financial condition as of March 31, 2015, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ridgewood Securities Corporation as of March 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The information contained in Schedules G, H, and I has been subjected to audit procedures performed in conjunction with the audit of Company's basic financial statements. Such supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules G,

H, and I. In forming our opinion on the supplementary information, we evaluated whether the information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplementary information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

New York, New York
May 21, 2015

# RIDGEWOOD SECURITIES CORPORATION

## STATEMENT OF FINANCIAL CONDITION
## AS OF MARCH 31, 2015

### ASSETS

| | | |
|---|---|---|
| ASSETS: | | |
| Cash and cash equivalents | $ | 342,457 |
| Due from affiliates | | 255,586 |
| Prepaid and other assets | | 49,093 |
| TOTAL ASSETS | $ | 647,136 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| LIABILITIES: | | |
| Accounts payable and accrued expenses | $ | 290,010 |
| STOCKHOLDER'S EQUITY: | | |
| Common stock, $1 par value; 1,000 shares authorized, issued and outstanding | | 1,000 |
| Additional paid-in capital | | 1,037,824 |
| Accumulated deficit | | (681,698) |
| Total stockholder's equity | | 357,126 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ | 647,136 |

See notes to financial statements.

# RIDGEWOOD SECURITIES CORPORATION

## STATEMENT OF OPERATIONS
## FOR THE YEAR ENDED MARCH 31, 2015

| | |
|---|---|
| REVENUES: | |
| Selling commissions | $ 214,067 |
| Placement fees | 151,501 |
| Affiliate reimbursement of expenses | 2,911,192 |
| Interest and other income | 28 |
| Total revenues | 3,276,788 |
| EXPENSES: | |
| Compensation and benefits | 3,006,605 |
| Selling expenses | 375,939 |
| Professional fees | 130,598 |
| Regulatory fees | 64,144 |
| Total expenses | 3,577,286 |
| LOSS BEFORE INCOME TAXES | (300,498) |
| INCOME TAX EXPENSE | 2,756 |
| NET LOSS | $ (303,254) |

See notes to financial statements.

# RIDGEWOOD SECURITIES CORPORATION

## STATEMENT OF CASH FLOWS
## FOR THE YEAR ENDED MARCH 31, 2015

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | |
| Net loss | $ (303,254) |
| Changes in operating assets and liabilities: | |
| Increase in prepaid and other assets | (5,374) |
| Increase in accounts payable and accrued expenses | 263,309 |
| Increase in due from affiliates | (340,400) |
| Net cash used in operating activities | (385,719) |
| CASH FLOWS FROM FINANCING ACTIVITIES: | |
| Capital contributions | 278,824 |
| DECREASE IN CASH AND CASH EQUIVALENTS | (106,895) |
| CASH AND CASH EQUIVALENTS — Beginning of year | 449,352 |
| CASH AND CASH EQUIVALENTS — End of year | $ 342,457 |
| SUPPLEMENTAL DISCLOSURE — Cash paid for income taxes | $ 2,436 |

See notes to financial statements.

# RIDGEWOOD SECURITIES CORPORATION

## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
## FOR THE YEAR ENDED MARCH 31, 2015

| | Common Stock Shares | Common Stock | Additional Paid-in Capital | Retained Earnings (Deficit) | Total |
|---|---|---|---|---|---|
| BALANCE — Beginning of year | 1,000 | $ 1,000 | $ 759,000 | $ (378,444) | $ 381,556 |
| Net loss | - | - | - | (303,254) | (303,254) |
| Contributions | - | - | 278,824 | - | 278,824 |
| BALANCE — End of year | 1,000 | $ 1,000 | $ 1,037,824 | $ (681,698) | $ 357,126 |

See notes to financial statements.

## 1. BACKGROUND

Ridgewood Securities Corporation (the "Company") was incorporated in September 1983, under the laws of the State of Delaware. The Company acts as a broker-dealer in connection with the private placement of related party limited liability company shares, for which companies affiliated through common ownership act as managers.

The Company does not have custody of customer securities, does not maintain customer accounts, and does not have the use of, or custody of, customer funds.

The Company has evaluated subsequent events and transactions through the date of the issuance of its financial statements, and concluded that there were no such events or transactions that require adjustment to, or disclosure in the notes to, the financial statements.

## 2. SIGNIFICANT ACCOUNTING POLICIES

**Use of Estimates** — The financial statements are presented using accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates, by their nature, are based on judgment and available information. Actual results could differ materially from those estimates.

**Revenue Recognition** — The Company recognizes revenue from services rendered, which include placement fees and selling commissions, in connection with broker-dealer activities. Placement fees and initial selling commissions, after meeting the minimum offering amount of a trust being serviced, are recognized when the subscription process is complete. Reimbursable selling expenses are paid by affiliates and are billed at cost with the associated revenue recorded as *Affiliate reimbursement of expenses* as incurred.

Interest and other income is recorded when earned.

**Fair Value of Financial Instruments** — As of March 31, 2015, the carrying value of assets and liabilities approximates their fair value due to their short-term nature.

**Income Taxes** — The Company files an S Corporation tax return. No provision is made for federal income taxes in the financial statements as the income and losses of the Company are passed through and included in the income tax return of the stockholder. However, the Company is subject to state income taxes. A tax benefit from an uncertain tax position is to be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits of the position. Income tax positions must meet a more-likely-than-not recognition threshold to be recognized. There are no significant uncertain tax positions requiring recognition in the Company's financial statements.

**Statement of Financial Condition Captions** — The following are a summary of specific account captions. Refer to the related footnotes for additional information.

**Cash and Cash Equivalents** — The Company considers all highly liquid investments with maturities, when purchased, of three months or less as cash and cash equivalents. The Company maintains cash and cash equivalents with one financial institution that may exceed federally insured limits.

**Prepaid and Other Assets** — Prepaid and other assets consist primarily of prepaid fees to the Financial Industry Regulatory Authority, Inc. and security deposits for commercial leases.

**Accounts Payable and Accrued Expenses** — Accounts payable and accrued expenses consists primarily of accrued discretionary bonuses and payroll, professional service fees, and selling expenses.

## 3. RELATED-PARTY TRANSACTIONS

All revenue other than interest income is earned from companies whose managers/officers are affiliates of the Company and are based on placement agent and selling agreements between the Company and the respective entities. The terms of these agreements are comparable to arrangements the trusts have with unaffiliated parties and are based on percentages of capital raised.

Affiliated companies provide certain office space and other services to the Company. Additionally, the Company provides services to affiliates. These services, and their reimbursement, are based on a facilities services agreement entered into by the Company and its affiliates. For the year ended March 31, 2015, the Company paid $70,000 in professional fees and $20,000 in rent expense to affiliated companies.

The Company was reimbursed $585,000 for shared employee expense, which is reflected as a reduction in *Compensation and benefits* on the Statement of Operations. Additionally, the Company earned $2,576,121 of reimbursement income for payroll and payroll-related expenses and $335,071 of reimbursement income related to selling expenses.

At times, short-term payables and receivables, which do not bear interest, arise from transactions with affiliates in the ordinary course of business.

## 4. RETIREMENT PLAN

Employees may participate in a voluntary defined contribution retirement plan. Employee contributions are matched fifty cents on the dollar up to three percent of salary. Voluntary and employer contributions are fully vested at the time of contribution. For the year ended March 31, 2015, employer contributions were $48,640, which is included in *Compensation and benefits* on the Statement of Operations.

## 5. INCOME TAXES

For the year ended March 31, 2015, the Statement of Operations includes state income tax expense of $2,756. The Company had no deferred taxes at March 31, 2015.

The Company is no longer subject to U.S. or state income tax examinations by tax authorities for years before 2012.

## 6. COMMITMENTS

The Company leases office facilities under non-cancelable leases. Non-affiliated rent expense for the year ended March 31, 2015 totaled $159,644. As of March 31, 2015, future minimum payments required under the leases totaled $327,567; with $134,278 being paid through March 31, 2016, $135,726 paid from April 1, 2016 to March 31, 2017 and $57,560 from April 1, 2017 to August 31, 2017.

## 7. REGULATORY REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934 (the "Exchange Act"). The rule prohibits a broker-dealer from engaging in securities transactions at a time when its "aggregate indebtedness" exceeds 15 times its "net capital" as these terms are defined by the rule, subject to minimum net capital requirements. As of March 31, 2015, the Company had net capital of $302,447, which was $283,113 in excess of its required net capital of $19,334. The Company's net capital ratio was 0.959 to 1 as of March 31, 2015. The Company is exempt from the provisions of Rule 15c3-3 of the Exchange Act under paragraph (k)(2)(i).

* * * * * *

## RIDGEWOOD SECURITIES CORPORATION

**SCHEDULE G**

**COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS**
**PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934**
**AS OF MARCH 31, 2015**

| | | |
|---|---|---|
| NET CAPITAL: | | |
| Stockholder's equity | $ | 357,126 |
| Allowable credits- accrued discretionary bonuses | | 250,000 |
| ADJUSTED NET CAPITAL BEFORE NONALLOWABLE ASSETS | | 607,126 |
| NONALLOWABLE ASSETS: | | |
| Due from affiliates | | (255,586) |
| Prepaid and other assets | | (49,093) |
| TOTAL NONALLOWABLE ASSETS | | (304,679) |
| NET CAPITAL | $ | 302,447 |
| AGGREGATE INDEBTEDNESS | $ | 290,010 |
| MINIMUM NET CAPITAL REQUIREMENT:<br>(6-2/3% of aggregate indebtedness or $5,000, whichever is greater) | $ | 19,334 |
| EXCESS NET CAPITAL | $ | 283,113 |
| RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | | 0.959 |

There are no material differences between the above computation and that filed with the Company's unaudited FOCUS report (Form X-17A-5) filed on April 22, 2015. Therefore, no reconciliation is deemed necessary.

## RIDGEWOOD SECURITIES CORPORATION

**SCHEDULE H AND I**

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF MARCH 31, 2015**

**Exemption under Section (k)(2)(i) is claimed:**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(i) of Rule 15c3-3.

Grant Thornton

Grant Thornton LLP
757 Third Avenue, 9th Floor
New York, NY 10017

T 212.422.1000
F 212.422.0144
www.GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Shareholder of
**Ridgewood Securities Corporation**

We have reviewed management's statements, included in the accompanying Exemption Report, in which Ridgewood Securities Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the period June 1, 2014 through March 31, 2015 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Grant Thornton LLP

New York, New York
May 21, 2015

# RIDGEWOOD SECURITIES CORPORATION

# EXEMPTION REPORT

Ridgewood Securities Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the provisions of 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions")

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the period June 1, 2014 through March 31, 2015 without exception.

**RIDGEWOOD SECURITIES CORPORATION**

I, Robert E. Swanson, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

5/21/15

Signature Date

Robert E. Swanson
President and Chief Executive Officer